UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 28, 2021

DFP HEALTHCARE ACQUISITIONS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39248	84-3562323
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

345 Park Avenue South

New York, New York 10010

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 551-1600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	DFPHU	The Nasdaq Stock Market LLC

Class A common stock, par value $0.0001 per share	DFPH	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DFPHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 28, 2021, DFP Healthcare Acquisitions Corp., a Delaware corporation (“DFP”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among DFP, Orion Merger Sub I, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of DFP (“First Merger Sub”), Orion Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of DFP (“Second Merger Sub”) and TOI Parent, Inc., a Delaware corporation (“TOI”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.” Capitalized terms used in this Report without definition shall have the meanings assigned to them in the Merger Agreement.

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) the First Merger Sub will merge with and into TOI (the “First Merger”), with TOI being the surviving corporation and (ii) immediately following the First Merger, TOI will merge with and into the Second Merger Sub (the “Second Merger”) with Second Merger Sub being the surviving entity and a wholly-owned subsidiary of DFP (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving Entity”). Upon the closing of the Business Combination, it is expected that DFP will be renamed The Oncology Institute, Inc., and remain listed on the Nasdaq stock market under a new ticker symbol.

The Merger Agreement and the transactions contemplated thereby were approved by the board of directors of DFP and TOI. The Business Combination is targeted to be consummated in the third or fourth quarter of 2021, after receipt of the required approval by the stockholders of DFP (the “DFP Stockholder Approval”), the required approval of the stockholders of TOI (the “TOI Stockholder Approval”) and the fulfilment of certain other terms and conditions set forth in the Merger Agreement.

Conversion of Securities

Immediately prior to the effective time of the First Merger (the “Effective Time”), TOI will cause each share of TOI preferred stock, par value $0.001 per share (“TOI Preferred Stock”) issued and outstanding as of such time to be automatically converted into 10 shares of common stock of TOI, par value $0.001 per share (“TOI Common Stock”, and such conversion, the “Conversion”). After giving effect to the Conversion, no shares of TOI Preferred Stock shall remain issued and outstanding.

At the Effective Time, by virtue of the First Merger and without any action on the part of DFP, First Merger Sub, TOI or the holders of any of TOI’s securities:

•	Each share of TOI Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive (i) a number of shares of Class A common stock, par value $0.0001 per share, of DFP (“DFP Class A Common Stock”) equal to the Closing Share Consideration divided by the Aggregate Fully Diluted Company Common Stock (as defined in the Merger Agreement), (ii) an amount in cash equal to the Closing Cash Consideration divided by the Aggregate Fully Diluted Company Common Stock (as defined in the Merger Agreement) (clause (i) and (ii) collectively, the “Per Share Merger Consideration”) and (iii) the contingent right to receive Earnout Shares (defined below). “Closing Share Consideration” means a number of shares (rounded to the nearest whole share) of DFP Class A Common Stock determined by dividing (a) (i) the Closing Merger Consideration minus (ii) the Closing Cash Consideration by (b) 10. “Closing Cash Consideration” means an amount equal to the Available Closing Acquiror Cash, multiplied by .5556; provided, that if the Closing Cash Consideration would result in Closing Share Consideration that is less than the Minimum Share Consideration (as defined in the Merger Agreement) multiplied by $10, the Closing Cash Consideration will be decreased by the minimum extent necessary such that the Closing Share Consideration equals an amount equal to the Minimum Share Consideration (as defined in the Merger Agreement) multiplied by $10. “Closing Merger Consideration” means an amount equal to $762,052,411.00.

•	Each of the options to purchase TOI Common Stock (each, a “Company Option”), shall be entitled to receive (i) if vested and outstanding as of immediately prior to the Effective Time (after taking into consideration any accelerated vesting that may occur as a result of the Business Combination), (A) with respect to an Eligible Cash-Out Vested Company Option, cash in an amount equal to (I) the Per Share Merger Consideration multiplied by (II) the number of shares of TOI Common Stock underlying the Eligible Cash-Out Vested Company Option, minus (III) the aggregate exercise price applicable to the shares of TOI Common Stock underlying such Eligible Cash-Out Vested Company Option and (B) with respect to the remaining shares of TOI Common Stock subject to such Vested Company Option, (I) an option to purchase a number of shares of DFP Class A Common Stock and (II) the contingent right to receive Earnout Shares (defined below); and (ii) if unvested and outstanding as of immediately prior to the Effective Time, (A) an option to purchase shares of DFP Class A Common Stock and (B) the contingent right to receive Earnout Shares (defined below). “Eligible Cash-Out Vested Company Option” means the number of Company Options multiplied by a fraction, the numerator of which is the Closing Cash Consideration and the denominator of which is the Closing Merger Consideration (rounded up to the nearest whole number).

•	Each share of TOI Common Stock outstanding immediately prior to the Effective Time that is subject to a substantial risk of forfeiture within the meaning of Section 83 of the Internal Revenue Code of 1986, as amended (such TOI Common Stock, “Restricted Stock”), will be, subject to the applicable holder of such Restricted Stock executing and delivering a Restricted Stock Agreement pursuant to which such individual agrees that any consideration paid in respect of the Restricted Stock shall be subject to the same vesting and forfeiture terms on which such Restricted Stock was issued, entitled to receive (i) the Per Share Merger Consideration and (ii) the contingent right to receive Earnout Shares (defined below).

•	Each restricted stock unit under TOI’s incentive stock plan or otherwise, whether or not vested (“Company RSU”), outstanding immediately prior to the Effective Time will be converted into (i) a restricted stock unit denominated in shares of DFP Class A Common Stock equal to the product of (A) the number of shares of TOI Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Exchange Ratio, and (ii) the contingent right to receive Earnout Shares (defined below).

Earnout

Following the closing, DFP will issue to eligible holders of securities of TOI up to 12,500,000 additional shares of DFP Class A Common Stock in the aggregate (the “Earnout Shares”), in two tranches of 5,000,000 and 7,500,000 Earnout Shares, respectively, upon DFP achieving $12.50 during the two-year period following the closing or $15.00 during the three-year period following the closing, in each case, as its last reported sales price per share for any twenty (20) trading days within any thirty (30) consecutive trading day period within the applicable period; provided, that (i) if one or both of the share price triggers has not been achieved prior to the end of the three-year period following the closing, (ii) DFP enters into a definitive agreement that would result in a change of control and (iii) the price per share of DFP Class A Common Stock in such transaction is equal to or greater than one or both of the share price triggers, then at the closing of such transaction, DFP shall issue the applicable portion of the Earnout Shares as if such share price trigger had been achieved.

Representations, Warranties and Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including, among others, covenants with respect to the conduct of DFP, First Merger Sub, Second Merger Sub, TOI and its subsidiaries and each Group Company prior to the closing of the Business Combination. In addition, DFP and TOI have agreed to take all actions necessary such that, effective immediately after the closing of the Business Combination, the DFP board of directors shall include Richard Barasch and one individual designated by DFP Sponsor LLC (the “Sponsor”), with the remaining directors to be designated by TOI.

Conditions to Closing

The obligations of each of the parties to consummate the Business Combination are subject to certain closing conditions, including, among other things:

•	the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976;

•	the absence of any provision of any applicable legal requirement and any temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of the Business Combination;

•	DFP having at least $5,000,001 of net tangible assets immediately after any redemptions by DFP stockholders;

•	receipt of the DFP Stockholder Approval and the TOI Stockholder Approval;

•	effectiveness of the Registration Statement in accordance with the provisions of the Securities Act, the absence of any stop order issued by the SEC which remains in effect with respect of the Registration Statement, and the absence of any proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending; and

•	the approval for listing on the Nasdaq of DFP common stock to be issued in connection with the Business Combination.

The obligations of DFP, First Merger Sub and Second Merger Sub to consummate the Business Combination is also conditioned upon, among other things:

•	the accuracy of the representations and warranties of TOI (subject to certain materiality standards set forth in the Merger Agreement);

•	material compliance by TOI with its pre-closing covenants and agreements;

•	the absence of any effect, occurrence, development, fact, condition or change since the date of the Merger Agreement that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results or operations or financial condition of TOI, or (ii) prevents TOI from consummating the Business Combination; and

•	performance of certain enumerated pre-closing actions.

The obligation of TOI to consummate the Business Combination is also conditioned upon, among other things:

•	the inaccuracy of the representations and warranties of DFP (subject to certain materiality standards set forth in the Merger Agreement);

•	material compliance by DFP with its pre-closing covenants and agreements;

•	the freely usable cash contained in DFP’s trust account (after giving effect to the DFP shareholder redemptions and the payment of certain enumerated expenses), together with the aggregate amount of proceeds from the PIPE Investments (defined below) funded and remaining with DFP equaling or exceeding $290,000,000, which includes a minimum of $50,000,000 in DFP’s trust account following all stockholder redemptions but prior to the PIPE Investments (defined below).

Termination

The Merger Agreement may be terminated prior to the closing as follows:

•	by mutual written consent of DFP and TOI;

•	by DFP, if (i) TOI breaches any of its representations, warranties, covenants or agreements such that the conditions to closing would not be satisfied, except that, if such breach is curable by TOI through the exercise of its reasonable efforts, then, for a period of 30 days (or any shorter term that remains between the date of DFP providing written notice of such breach and the Termination Date (defined below)) after receipt by TOI of notice from DFP of such breach, but only as long as TOI continues to use reasonable efforts to cure such breach, (ii) the closing has not occurred on or before March 13, 2022 (the “Termination Date”), or (iii) the consummation of the transactions contemplated by the Merger Agreement are permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order;

•	by TOI, if (i) DFP breaches any of its representations, warranties, covenants or agreements such that the conditions to closing would not be satisfied, except that, if such breach is curable by DFP through the exercise of its reasonable efforts, then, for a period of 30 days (or any shorter term that remains between the date of TOI providing written notice of such breach and the Termination Date) after receipt by DFP of notice from TOI of such breach, but only as long as DFP continues to use reasonable efforts to cure such breach, (ii) the closing has not occurred on or before the Termination Date or (iii) the consummation of the transactions contemplated by the Merger Agreement are permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order;

•	by TOI or DFP, if the DFP special meeting has been held and DFP’s stockholders have voted against the transaction; or

•	by DFP, in the event TOI fails to deliver the approval of its stockholders with 72 hours after the effectiveness of the Registration Statement.

Registration Rights Agreement

At the closing, DFP, Sponsor, Deerfield Partners, L.P. (“Deerfield Partners”), Deerfield Private Design Fund IV, L.P. (“Deerfield Fund IV”) and the other parties thereto (collectively, the “Rights Holders”) will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which amends and restates in its entirety the existing Registration Rights Agreement, dated March 10, 2020, by and between DFP and the parties thereto. Pursuant to the terms of the Registration Rights Agreement, DFP will be obligated to file a registration statement to register the resale of all DFP Class A Common Stock held by the Rights Holders. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Rights Holders may demand at any time or from time to time, that DFP file a registration statement on Form S-1 or Form S-3 to register certain shares of DFP Class A Common Stock held by or otherwise issuable to such Rights Holders. The Registration Rights Agreement will also provide the Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subscription Agreements

In connection with the execution of the Merger Agreement, DFP entered into certain subscription agreements, each dated June 28, 2021 (the “Subscription Agreements”), with certain investors, pursuant to which such investors have agreed to purchase an aggregate of 17.5 million shares of DFP Class A Common Stock (together, the “Subscriptions”), for a purchase price of $10.00 per share, for an aggregate purchase price of $175 million, to be issued immediately prior to and conditioned upon the effectiveness of the consummation of the Business Combination. The obligations of each party to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

The shares of DFP Class A Common Stock to be issued in connection with the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The Company has agreed to file with the SEC a registration statement registering the resale of such shares and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Deerfield Subscription Agreements

In connection with the execution of the Merger Agreement, DFP entered into certain subscription agreements, each dated June 28, 2021 (the “Deerfield Subscription Agreements”), with each of Deerfield Partners and Deerfield Fund IV, pursuant to which such investors have agreed to purchase an aggregate of 10 million shares of DFP Class A Common Stock (the “Deerfield Subscription,” and together with the Subscriptions, the “PIPE Investments”), consisting of 5,000,000 shares of DFP Class A Common Stock to be purchased by Deerfield Partners and 5,000,000 shares of DFP Class A Common Stock to be purchased by Deerfield Fund IV, (or, in each case, an equivalent amount of Series A Common equivalent Preffered Stock, as described below) for a purchase price of $10.00 per share and an aggregate purchase price of $100 million, to be issued immediately prior to and conditioned upon the effectiveness of the consummation of the Business Combination. The obligations of each party to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

The shares of DFP Class A Common Stock to be issued in connection with the Deerfield Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

The foregoing description of the Deerfield Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Deerfield Subscription Agreements, a form of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Stockholder Support Agreement

Concurrently with the execution of the Merger Agreement, DFP entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) with TOI, the Sponsor and certain of DFP’s directors and officers (together with the Sponsor, the “Subject Stockholders”), pursuant to which, among other things, the Subject Stockholders: (i) agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) agreed not to redeem any of their DFP securities in connection with the Business Combination, (iii) agreed to subject 20% of the shares of DFP Class B Common Stock held by the Subject Stockholders (the “Subject Shares”) and 20% of the private placement warrants held by the Sponsor (the “Subject Warrants”) to forfeiture. The number of Subject Shares and Subject Warrants to be forfeited will be determined by multiplying the Subject Warrants and the Subject Warrants by a fraction, the numerator of which is (i) the total number of shares of DFP Class A Common Stock redeemed by DFP’s stockholders prior to the closing, and the denominator of which is (ii) the total number of shares of DFP Class A Common Stock issued and outstanding as of June 28, 2021.

The Stockholder Support Agreement also provides that immediately following the closing, the Sponsor will deposit 575,000 shares of DFP Class A Common Stock (the “Sponsor Earnout Shares”) and 373,333 private placement warrants (the “Sponsor Earnout Warrants,” and, together with the Sponsor Earnout Shares, the “Sponsor Earnout Securities”) into an escrow account with Continental Stock Transfer & Trust Company (the “Escrow Agent”). The Sponsor Earnout Securities will vest and be released to the Sponsor in two tranches of 50%, each, upon DFP achieving $12.50 during the two-year period following the closing or $15.00 during the three-year period following the closing in each case, as its last reported sales price per share for any twenty (20) trading days within any thirty (30) consecutive trading day period within the applicable period; provided, that (i) if one or both of the share price triggers has not been achieved prior to the end of the three–year period following the closing, (ii) DFP enters into a definitive agreement that would result in a change of control and (iii) the price per share of DFP Class A Common Stock in such transaction is equal to or greater than one or both of the share price triggers, then at the closing of such transaction, DFP shall issue the applicable portion of the Sponsor Earnout Securities as if such share price trigger had been achieved. To the extent any Sponsor Earnout Securities remain unvested at the expiration of the three-year period following the closing, such Sponsor Earnout Securities shall be forfeited and DFP shall direct the Escrow Agent to transfer such forfeited Sponsor Earnout Securities to DFP for cancellation without any consideration.

The foregoing description of the Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Stockholder Support Agreement filed as Exhibit 10.3 hereto and incorporated by reference herein.

Company Support Agreement

Concurrently with the execution of the Merger Agreement, DFP entered into a Company Support Agreement (the “Company Support Agreement”) with TOI and certain TOI stockholders (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination. The Supporting Stockholders hold sufficient shares of TOI to cause the approval of the Business Combination on behalf of TOI.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Consent and Waiver Letter

Concurrently with the execution of the Merger Agreement, DFP entered into a letter agreement with Deerfield Partners, Deerfield Fund IV and the Sponsor (the “Consent and Waiver Letter”) pursuant to which, among other things, (i) pursuant to the terms and conditions set forth therein, Deerfield Fund IV consented to the consummation of the Business Combination as required under that certain letter agreement, dated as of August 7, 2020, pursuant to which the consent of Deerfield Fund IV is required for DFP to consummate its initial Business Combination, (ii) the Sponsor also waived any adjustment to the conversion provisions in the Second Amended & Restated Certificate of Incorporation of DFP, which would result in DFP Class B Common Stock converting to DFP Class A Common Stock at a ratio of greater than one-for-one upon consummation of the Business Combination, (iii) Deerfield Partners and Deerfield Fund IV agreed not to redeem any of the 2,500,000 shares of DFP Class A Common Stock included in the units of DFP purchased by each of Deerfield Partners and Deerfield Fund IV at DFP’s initial public offering and (iv) DFP, Deerfield Partners, Deerfield Fund IV and the Sponsor (collectively, the “Deerfield Holders”) agreed to use reasonable best efforts to, within thirty (30) days of the execution of the Merger Agreement, negotiate and establish definitive documentation pursuant to which the Deerfield Holders would exchange a number of their shares of DFP Class A Common Stock and DFP Class B Common Stock for and in consideration of a number of shares of DFP preferred stock, par value $0.0001 per share, to be designated as Series A Common Equivalent Preferred Stock, such that immediately thereafter, the Deerfield Holders collectively will hold an aggregate number of outstanding shares of Class A Common Stock that represents 4.5% of the then outstanding shares of Class A Common Stock. The terms of the Series A Common Equivalent Preferred Stock will provide that each share is convertible into 100 shares of Class A Common Stock, at the option of the holder thereof, will be entitled to a de minimis liquidation preference of $0.0001 per share, will not have any voting rights (except in limited circumstances), will otherwise be substantially similar to the Class A Common Stock and will be subject to a Blocker/Beneficial Ownership Limitation such that the Series A Common Equivalent Preferred Stock will not be convertible into more than 4.9% of the total number of shares of Common Stock then outstanding

The foregoing description of the Consent and Waiver Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Consent and Waiver Letter, a copy of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Form 8-K”) with respect to the issuance of shares of DFP Class A Common Stock pursuant to the Subscription Agreements is incorporated by reference herein. The shares of DFP Class A Common Stock will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Important Information About the Merger/Business Combination and Where to Find It

In connection with the proposed Business Combination, DFP intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of DFP common stock in connection with DFP’s solicitation of proxies for the vote by DFP’s stockholders with respect to the Business Combination and other matters as may be described in the definitive proxy statement, as well as the prospectus relating to the offer and sale of the securities of DFP to be issued in the Business Combination. DFP’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Merger Agreement, DFP and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to DFP’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to DFP Healthcare Acquisitions Corp. at its principal executive offices 345 Park Avenue South New York, New York 10010.

Participants in the Solicitation

DFP and its directors and executive officers may be deemed participants in the solicitation of proxies from DFP’s stockholders with respect to the Merger Agreement. A list of the names of those directors and executive officers and a description of their interests in DFP is contained in the registration statement on Form S-1, which was first filed by DFP with the SEC on February 21, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DFP Healthcare Acquisitions Corp. at its principal executive offices 345 Park Avenue South New York, New York 10010. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

TOI’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DFP in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. These forward-looking statements include, without limitation, DFP and TOI’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DFP and its management and TOI and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DFP, TOI, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of DFP, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DFP or TOI as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that DFP, TOI or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed Business Combination; (12) TOI’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” in DFP’s final prospectus relating to its initial public offering dated March 10, 2020 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by DFP.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of DFP or TOI undertake any duty to update these forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp. Orion Merger Sub I, Inc., Orion Merger Sub II, LLC and TOI Parent Inc.
10.1	Form of Subscription Agreement
10.2	Form of Deerfield Subscription Agreement
10.3	Stockholder Support Agreement, dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp., TOI Parent Inc., DFP Sponsor LLC and the other signatories thereto.
10.4	Company Support Agreement, dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp., TOI Parent Inc. and the other signatories thereto.
10.5	Consent and Waiver Letter, dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp., DFP Sponsor LLC, Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DFP HEALTHCARE ACQUISITIONS CORP.

	By:	/s/ Christopher Wolfe
Dated: June 28, 2021		Name: Christopher Wolfe
Title: Chief Financial Officer